Exhibit 99.1

PINTEC ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST HALF OF 2024

BEIJING, November 8, 2024 /PRNewswire/ — Pintec Technology Holdings Limited (Nasdaq: PT) (“Pintec” or the “Company”), a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

•	Total revenues decreased by 57.5% or RMB20.17 million to RMB14.92 million (US$2.09 million) for the first half of 2024 compared to total revenues of RMB35.09 million for the same period of 2023.

•	Gross profit increased by 111.6% to RMB8.90 million (US$1.25 million) for the first half of 2024 from RMB4.21 million for the same period of 2023. Gross margin was 59.66% for the first half of 2024 compared to 11.99% for the same period of 2023.

•	Loss from operations decreased by 37.1% to RMB7.61 million (US$1.07 million) for the first half of 2024 from RMB12.09 million for the same period of 2023.

•	Net loss decreased by 82.0% to RMB8.34 million (US$1.17 million) for the first half of 2024 compared to net loss of RMB46.30 million for the same period of 2023.

First Half 2024 Operating Highlights

•	Total loans facilitated decreased by 2.4% to RMB46.17 million (US$6.48 million) for the first half of 2024 from RMB47.3 million for the same period of 2023.

•	Loan outstanding balance decreased by 9.0% to RMB56.14 million (US$7.88 million) as of June 30, 2024 from RMB61.74 million as of December 31, 2023.

•	The following table provides delinquency rates by balance for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16-30 days	31-60 days	61-90 days
December 31, 2021	1.00%	1.30%	1.18%
December 31, 2022	0.23%	0.58%	0.18%
December 31, 2023	0.26%	0.22%	0.27%
June 30, 2024	0.20%	0.04%	0.22%

Mr. Zexiong Huang, Chief Executive Officer of Pintec, commented, “During the first half of 2024, despite the unavoidable constraints on our business expansion caused by changes in industry policies, regulations, and slowdown in overall economy in China, we continued to strive for further improvements in our financial position, driven by enhanced operational efficiency, strengthened risk management, and optimized cost structures, all contributing to the resilience of our business. At the same time, even amidst fluctuations in the market risks resulting from the sluggish macroeconomic recovery, we have adhered to a prudent risk management approach, enabling us to maintain stability and healthy asset quality in this challenging environment. We believe that lean financial performance and high-quality assets are fundamental to capturing long-term opportunities.”

“Looking forward, we are committed to focusing on our core strategy, which is to prioritize financial stability and risk management to sustain solid growth in an uncertain macro environment. We remain dedicated to delivering financial digitization solutions to our business partners, financial partners, and end customers. The sustainable and quality-based development will continue to be the path we uphold. To achieve this goal, we will keep solidifying our competencies in overall risk management, attracting customers and strengthening partnerships, expanding our business, and refining operations while implementing cost-effective initiatives.” Mr. Huang concluded.

First Half 2024 Financial Results

Revenues

Total revenues decreased by 57.47% to RMB14.92 million (US$2.09 million) for the first half of 2024 from RMB35.09 million for the same period of 2023.

•	Revenues from technical service fees decreased by 86.6% to RMB2.66 million (US$0.37 million) for the first half of 2024 from RMB19.83 million for the same period of 2023. The decrease in revenues from technical service fees was mainly due to the gradual reduction of such business based on our overall operation realignment.

•	Revenues from installment service fee decreased by 13.7% to RMB6.49 million (US$0.91 million) for the first half of 2024 from RMB7.53 million for the same period of 2023. The decrease in revenues from installment service fee was mainly due to the decrease in volume of both new and outstanding small and medium enterprises (“SMEs”) loans under current marketing environment in the first half of 2024.

•	Revenues from wealth management service fees decreased by 25.3% to RMB5.77 million (US$0.81 million) for the first half of 2024 from RMB7.73 million for the same period of 2023. The decrease in revenue of the wealth management was mainly due to that the new regulation issued by Chinese regulatory authority on insurance brokerage business which led to a scarcity of insurance products that comply with the new regulation and in turn caused the decrease in insurance brokerage business and revenue.

Cost of Revenues

Cost of revenues decreased by 80.51% to RMB6.02 million (US$0.85 million) for the first half of 2024 from RMB30.88 million for the same period of 2023. This decrease was mainly attributable to:

•	Funding cost. Funding cost mainly consists of interest expense the Company pays in relation to the funding debts to fund its financing receivables. Funding cost decreased RMB9.31 million to nil compared to funding cost of RMB9.31 million in the same period of 2023. The decrease was due to that we recorded interest expenses of RMB9.31 million during the first half of 2023, which was mainly represents an out-of-period adjustments amount to RMB9.31 million from prior years.

•	Reversal/(provision) of credit losses. Provision of credit losses of RMB1.73 million (US$0.24 million) in first half of 2024 compared to reversal of credit losses of RMB0.38 million in the same period of 2023.

•	Origination and servicing cost. Origination and servicing cost decreased by 78.8% to RMB5.05 million (US$0.71 million) compared to RMB23.86 million in the same period of 2023, which was mainly due to the decreased in revenue from technical services fees and its corresponding costs.

Gross Profit

Gross profit increased to RMB8.90 million (US$1.25 million) for the first half of 2024 from RMB4.21 million for the same period of 2023. Gross margin was 59.66% in the first half of 2024 compared to 11.99% in the same period of 2023.

Operating Expenses

Total operating expenses increased by 1.3% to RMB16.51 million (US$2.32 million) for the first half of 2024 from RMB16.30 million for the same period of 2023. The Company has been continuously optimizing and refining its organizational structure, marketing strategies and product matrix since the beginning of 2024.

•	Sales and marketing expenses in the first half of 2024 increased by 0.3% to RMB8.54 million (US$1.20 million) from RMB8.51 million in the same period of 2023. This increase was primarily due to the addition of sales and marketing personnel to expand our Wealth Management Solutions services and business.

•	General and administrative expenses in the first half of 2024 increased by 12.8% to RMB5.71 million (US$0.80 million) from RMB5.06 million in the same period of 2023. This increase was primarily driven by the reversal of share-based compensation in first half of 2023, which was an out-of-period adjustments from prior years and no such adjustments were recorded in first half of 2024.

•	Research and development expenses in the first half of 2024 decreased by 17.0% to RMB2.26 million (US$0.32 million) from RMB2.73 million in the same period of 2023, primarily due to personnel structure optimization as part of the business transformation of the Company.

Loss from operations

Loss from operations decreased by 37.1% to RMB7.61 million (US$1.07 million) for the first half of 2024 from RMB12.09 million for the same period of 2023.

Other income and expenses

Other expenses, net decreased by 99.4% to RMB0.28 million (US$0.04 million) for the first half of 2024 from RMB45.59 million for the same period of 2023. The decrease was primarily due to the decrease in impairment loss of long-lived assets of RMB3.74 million, decrease of interest expense of RMB4.41 million and the decrease in loss of RMB38.88 million from disposal of Sky City Holding Limited and eight of its subsidiaries in May 2023.

Income tax (expense)/benefit

Income tax expense was recorded as RMB0.46 million for the first half of 2024 compared to income tax benefit of RMB11.38 million recorded for the first half of 2023.

Net loss

As a result of the foregoing, net loss was recorded RMB8.34 million (US$1.17 million) for the first half of 2024 compared to RMB46.30 million recorded for the same period of 2023.

Net loss attributable to ordinary shareholders was recorded RMB8.43 million (US$1.18 million) for the first half of 2024 compared to net loss attributable to ordinary shareholders of RMB44.86 million recorded for the same period of 2023.

Adjusted net loss was RMB8.34 million (US$1.17 million) for the first half of 2024 compared to RMB65.50 million for the same period of 2023.

Net Loss Per Share

Basic and diluted net loss per ordinary share in the first half of 2024 were both RMB0.02 (US$0.00). Basic and diluted net loss per American Depositary Share (“ADS”) in the first half of 2024 were both RMB0.53 (US$0.07). Each ADS represents thirty-five of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the first half of 2024 were both RMB0.02 (US$0.00). Adjusted basic and diluted net loss per ADS in the first half of 2024 were both RMB0.53 (US$0.07).

Balance Sheet

The Company has combined cash and cash equivalents and long-term restricted cash of RMB53.42 million (US$7.50 million) as of June 30, 2024, compared to RMB45.51 million as of December 31, 2023.

Going Concern

The Company acknowledged that there were recurring losses from operation since year 2019. For the six months ended June 30, 2024, the Company reported a net loss of RMB8.34 million (US$1.17 million). In addition, as of June 30, 2024, the Company reported a negative working capital of RMB388.96 million (US$54.58 million) and had an accumulated deficit of RMB2,520.97 million (US$353.73 million). The Company's operating results in future periods are subject to numerous uncertainties, and it is uncertain whether the Company will be able to reduce or eliminate its net loss in the foreseeable future. In order to alleviate the pressure on capital turnover, the Company has reached an agreement with a third-party institution to obtain a line of credit facility with an amount up to US$40 million with annual interest rate of 7% if used, which is effective until September 30, 2025.

Due to the unpredictable future of the capital markets and the industry in which we operate, there can be no assurance that the Company will be successful in achieving its budget goals, that the Company’s future capital raising will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its budget goals, it may have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses and income tax benefit recognized due to reversal of uncertain tax position. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1268 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

Pintec is a Nasdaq-listed company providing technology enabled financial and digital services to micro, small and medium enterprises in China. It connects business partners and financial partners on its open platform and enables them to provide financial services to end users efficiently and effectively. Pintec empowers its business partners by providing them with the capability to add a financing option to their product offerings. It helps its financial partners adapt to the new digital economy by enabling them to access the online population that they could not otherwise reach efficiently or effectively. Pintec continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions with innovative technology, to solidify its relationship with its business partners and satisfy its clients’ needs. Pintec currently holds internet micro lending license, fund distribution license, insurance brokerage license and enterprise credit investigation license in China. For more information, please visit ir.pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com

Pintec Technology Holdings Ltd.

Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024	2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	40,508	44,606	6,259
Restricted cash	-	3,815	535
Short-term financing receivables, net	61,467	55,941	7,849
Short-term financial guarantee assets, net	43	-	-
Accounts receivable, net	1,569	2,255	316
Prepayments and other current assets, net	4,605	3,373	476
Amounts due from related parties, net	5	-	-
Total current assets	108,197	109,990	15,435

Non-current assets:
Non-current restricted cash	5,000	5,000	702
Total non-current assets	5,000	5,000	702

TOTAL ASSETS	113,197	114,990	16,137

LIABILITIES
Current liabilities:
Accounts payable	4,977	4,153	583
Amounts due to related parties, current	299,346	301,398	42,291
Tax payable	18,857	18,561	2,604
Financial guarantee liabilities	43	-	-
Accrued expenses and other liabilities	165,072	174,834	24,532
Total current liabilities	488,295	498,946	70,010

Non-current liabilities:
Other non-current liabilities	4,781	4,490	630
Total non-current liabilities	4,781	4,490	630

TOTAL LIABILITIES	493,076	503,436	70,640

DEFICIT
Class A Ordinary Shares (US$ 0.000125 par value per share; 1,750,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 503,747,680 and 503,747,680 shares outstanding as of December 31, 2023 and June 30, 2024)	454	454	64
Class B Ordinary Shares (US$ 0.000125 par value per share; 250,000,000 shares authorized as of December 31, 2023 and June 30, 2024; 50,939,520 and 50,939,520 shares outstanding as of December 31, 2023 and June 30, 2024)	42	42	6
Additional paid-in capital	2,036,473	2,036,473	285,749
Statutory reserves	9,006	9,006	1,264
Accumulated other comprehensive income	73,607	73,383	10,297
Accumulated deficit	(2,512,537)	(2,520,966)	(353,730)
Total shareholders’ deficit	(392,955)	(401,608)	(56,350)

Non-controlling interests	13,076	13,162	1,847

TOTAL DEFICIT	(379,879)	(388,446)	(54,503)

TOTAL LIABILITIES AND DEFICIT	113,197	114,990	16,137

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Revenues:
Technical service fees	19,834	2,658	373
Installment service fees	7,527	6,493	911
Wealth management service fees and others	7,727	5,771	810
Total revenues	35,088	14,922	2,094

Cost of revenues:
Funding cost	(9,305)	-	-
Reversal/(Provision) of credit losses	378	(1,730)	(243)
Origination and servicing cost	(23,856)	(5,055)	(710)
Reversal of guarantee	1,903	765	107
Cost of revenues	(30,880)	(6,020)	(846)

Gross profit	4,208	8,902	1,248

Operating expenses:
Sales and marketing expenses	(8,509)	(8,537)	(1,198)
General and administrative expenses	(5,059)	(5,708)	(801)
Research and development expenses	(2,728)	(2,264)	(318)
Total operating expenses	(16,296)	(16,509)	(2,317)

Loss from operations	(12,088)	(7,607)	(1,069)

Long-lived assets impairment	(3,737)	-	-
Loss from disposal of subsidiaries	(38,883)	-	-
Financial expenses, net	(4,273)	132	19
Other income/(expenses), net	1,305	(409)	(57)

Loss before income tax (expense)/benefit	(57,676)	(7,884)	(1,107)
Income tax benefit/(expense)	11,377	(459)	(64)
Net loss	(46,299)	(8,343)	(1,171)

Less: Net (loss)/income attributable to non-controlling interests	(1,444)	86	12
Net loss attributable to Pintec Technology Holdings Limited shareholders	(44,855)	(8,429)	(1,183)

Other comprehensive (loss)/income:
Foreign currency translation adjustments, net of nil tax	46,080	(224)	(31)
Total other comprehensive income/(loss)	46,080	(224)	(31)

Total comprehensive loss	(219)	(8,567)	(1,202)
Total comprehensive (loss)/income attributable to non-controlling interests	(1,444)	86	12
Total comprehensive income/(loss) attributable to Pintec Technology Holdings Limited shareholders	1,225	(8,653)	(1,214)

Net loss per ordinary share
Basic	(0.10)	(0.02)	(0.00)
Diluted	(0.10)	(0.02)	(0.00)
Weighted average ordinary shares outstanding
Basic	433,743,535	554,687,200	554,687,200
Diluted	434,294,424	554,687,200	554,687,200

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
Net loss	(46,299)	(8,343)	(1,171)
Add: Share-based compensation expenses	(6,884)	-	-
Less: Income tax benefit recognized due to reversal of uncertain tax position	12,319	-	-
Adjusted net loss	(65,502)	(8,343)	(1,171)
Less: Adjusted net (loss)/income attributable to non-controlling interests	(1,444)	86	12
Adjusted net loss attributable to Pintec Technology Holdings Limited shareholders	(64,058)	(8,429)	(1,183)
Adjusted net loss per ordinary share
Basic and diluted	(0.15)	(0.02)	(0.00)
Weighted average number of ordinary shares outstanding
Basic and diluted	433,743,535	554,687,200	554,687,200